Exhibit 5

Close Period buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 3 August 2016 it purchased for treasury 50,000 of its ordinary shares at an average price of 1679.4494 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	50,000

Date of transaction:	3 August 2016

Time of transaction:	08:15-16:25

Price (pence):	1679.4494

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 45,577,624 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,284,649,421 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204